September 30, 2013

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Ms. Roberts:

On July 31, 2013, Northern Lights Variable Trust (the "Registrant"), on behalf of its series, Innealta Capital Country Rotation Portfolio (the “Country Portfolio”) and Innealta Capital Sector Rotation Portfolio (the “Sector Portfolio”, each a “Portfolio”, together with the Country Portfolio, the “Portfolios”), filed an amended registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on September 13, 2013, you provided comments to the Amendment. On September 26, 2013, the Registrant provided written responses to those comments. In a telephone conversation on September 27, 2013, you provided additional comments to the September 26, 2013 letter. On September 27, 2013, the Registrant disclosed its intention to respond to your comments from September 27, 2013 in conjunction with its 497 filing on September 30, 2013. Please find below a summary of your comments and the Registrant's responses which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1. Please confirm that revisions to the Amendment conform to comments provided by the U.S. Securities and Exchange Commission related to Innealta Capital Country Rotation Fund and Innealta Capital Sector Rotation Fund, each a series of Northern Lights Fund Trust II.

Reponse: The Registrant confirms that the Amendment conform to comments provided by the U.S. Securities and Exchange Commission related to Innealta Capital Country Rotation Fund and Innealta Capital Sector Rotation Fund.

Prospectus:

Summary Section – Principal Investment Strategies

Comment 1. Please clarify the disclosure regarding the principal investment strategy of each Fund and use plain English.

Response. In response to your comment, we have revised the disclosure in the Prospectus Summary in order to clarify each Fund’s investment strategy.  The revised disclosure is as follows:

Summary Section  - Country Fund:

The Fund utilizes a fund of funds structure, investing primarily in exchange-traded funds (“ETFs”).  Using a proprietary model, the Fund allocates its portfolio among ETFs that represent the non-U.S. country equity markets listed below as well as direct or indirect investment in income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility-linked securities). Under normal market conditions, the Adviser does not anticipate investing more than 25% of its assets in any single country equity market and may be invested in any number of country equity markets .  The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place, for example, the return volatility of the S&P 500 Index.  For temporary defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes, at which point the Fund may not achieve its investment objective.

The Fund’s strategy is based on a proprietary tactical asset allocation model that invests in non-U.S. country equity markets based on the specific risk/reward characteristics of each individual market by investing in representative ETFs.  The countries analyzed for investment include but are not limited to: (1) Australia, (2) Austria, (3) Belgium, (4) Brazil, (5) Canada, (6) China, (7) Colombia, (8) Egypt, (9) France, (10) Germany, (11) Greece, (12) Hong Kong, (13) India, (14) Indonesia, (15) Ireland, (16) Israel, (17) Italy, (18) Japan, (19) Korea, (20) Malaysia, (21) Mexico, (22) Netherlands, (23) New Zealand, (24) Norway, (25) Peru, (26) Philippines, (27) Poland, (28) Russia, (29) Singapore, (30) South Africa, (31) Spain, (32) Sweden, (33) Switzerland, (34) Taiwan, (35) Thailand, (36) Turkey, and (37) the United Kingdom.

The Fund’s strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Adviser’s Investment Committee analyzes these variables daily on an individual equity market basis. Where the Adviser’s Investment Committee finds the prospective risk-relative return of a given specific country-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the country-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide higher returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Fund’s equity exposures within the country-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

Summary Section - Sector Fund:

The Fund utilizes a fund of funds structure, investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio among ETFs that represent the sector (or sub-sector) equity markets listed below as well as direct or indirect investment in income and alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility-linked securities). Under normal market conditions, the Adviser does not anticipate investing generally more than 35% in any single sector or sub-sector equity market and may be invested in any number of sector and sub-sector equity markets .  The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place, for example, the return volatility of the S&P 500 Index.  For temporary defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes, at which point the Fund may not achieve its investment objective.

The Fund’s strategy is based on a proprietary tactical asset allocation model that invests in U.S. sector and sub-sector (as defined by Global Industry Classification Structure (GICS) and/or similar industry-standard classification systems) equity markets based on the specific risk/reward characteristics of individual sector or sub-sector equity markets by investing in representative exchange-traded funds (“ETFs”) (the “Sector Allocation Portfolio”). The sectors include, but are not limited to: (1) Consumer Discretionary; (2) Consumer Staples; (3) Energy; (4) Financials; (5) Health Care; (6) Industrials; (7) Information Technology; (8) Materials; (9) Telecom Services; and (10) Utilities.

The Fund’s strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Adviser’s Investment Committee analyzes these variables daily on an individual equity market basis. Where the Adviser’s Investment Committee finds the prospective risk-relative return of a given specific sector-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the sector-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide higher returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Fund’s equity exposures within the sector-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

Comment 2. In the first sentence of the first paragraph for each Portfolio, reference is made to the fact that the Fund “operates as a fund of funds”. Please consider revising that phrase to say that the Fund “utilizes a fund of funds structure”.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 3. In the second sentence of the first paragraph for each Portfolio, reference is made to the fact that the Fund “allocates its portfolio in ETFs”. Please consider revising that phrase to say that the Fund “allocates its portfolio among ETFs”.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 4. In the second sentence of the first paragraph for each Portfolio, reference is made to the fact that the Fund also allocates its portfolio in “income or alternative asset classes”. Please make clear that the Fund can allocate its portfolio in such a manner through the use direct or indirect investment.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 5. In the parenthetical at the end of the second sentence of the first paragraph for each Portfolio, “volatility” is listed as an example of an alternative asset class. Please revise to make this more clear.

Response. This reference has been clarified, and language at the end of the first paragraph has been inserted to provide an example, in response to Comment 9. Please see the revised disclosure in our response to Comment 1 above.

Comment 6. In the third sentence of the first paragraph for each Portfolio, reference is made to the fact that the Fund “may be invested in any number of country equity markets including none”. Please consider removing the phrase “including none”.

Response. This phrase has been removed.  Please see the revised disclosure in our response to Comment 1 above.

Comment 7. The fourth sentence of the first paragraph for each Portfolio begins by stating “For defensive purposes…”. Please consider revising to state “For temporary defensive purposes…”.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 8. The fourth sentence of the first paragraph for each Portfolio indicates that the Fund “may be invested up to 100% in fixed income or alternative asset classes”. Please revise this sentence to indicate that, in such circumstances, the Fund may not achieve its investment objective.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 9. The fourth sentence of the first paragraph for each Portfolio indicates that the Fund “may invest in ETFs that track volatility in the market place”. Please revise this sentence to indicate that clarifies what this phrase means.

Response. An example has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 10. Please consider moving the fourth sentence of the first paragraph to the end of the first paragraph.

Response. This revision has been incorporated.  Please see the revised disclosure in our response to Comment 1 above.

Comment 11. In the Principal Risks section for each Portfolio, a disclosure is made for Derivatives Risk. If a limit is imposed for how much the Fund may invest in derivatives, please disclose in the Principal Investment Strategies section.

Response. The Fund does not invest directly in derivatives as a principle strategy. However, the fund notes that some ETFs may use derivatives to achieve their investment objective. The Registrant does not believe that it can meaningfully comment on each ETF’s use of derivatives without engaging in speculation.

Summary Section – Principal Risks

Comment 12. For each Portfolio, please consider adding risk disclosures for credit rating risk.

Response. Since the Fund may have exposure to any fixed income securities, regardless of quality, credit rating risk is not considered a material risk to the Fund.   We have revised the disclosure in the Prospectus Summary for each Fund to include Credit Risk, however.  The revised disclosure is as follows:

Credit Risk:  Issuers of debt instruments, including those held by ETFs, might not make payments on debt securities, resulting in losses.  Credit quality of securities may be lowered if an issuer's financial condition changes, also resulting in losses.

Additional Information About Principal Investment Strategies and Related Risks – Principal Investment Strategies

Comment 13. For each Portfolio, please make changes conforming to revisions made in response to Comments 2 through 12.

Response. In response to your comment, we have revised the disclosure in the Statutory Prospectus.  The revised disclosure is as follows:

Statutory Prospectus - Country Fund:

The Fund utilizes a fund of funds structure, investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio among ETFs that represent the non-U.S. country equity markets listed below as well as direct or indirect investment in income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility-linked securities). Under normal market conditions, the Adviser does not anticipate investing more than 25% of its assets in any single country equity market and may be invested in any number of country equity markets .  The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place, for example, the return volatility of the S&P 500 Index.  For temporary defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes, at which point the Fund may not achieve its investment objective.

The Fund’s strategy is based on a proprietary tactical asset allocation model that invests in non-U.S. country equity markets based on the specific risk/reward characteristics of each individual market by investing in representative exchange-traded funds (“ETFs”).  The countries analyzed for investment include but are not limited to: (1) Australia, (2) Austria, (3) Belgium, (4) Brazil, (5) Canada, (6) China, (7) Colombia, (8) Egypt, (9) France, (10) Germany, (11) Greece, (12) Hong Kong, (13) India, (14) Indonesia, (15) Ireland, (16) Israel, (17) Italy, (18) Japan, (19) Korea, (20) Malaysia, (21) Mexico, (22) Netherlands, (23) New Zealand, (24) Norway, (25) Peru, (26) Philippines, (27) Poland, (28) Russia, (29) Singapore, (30) South Africa, (31) Spain, (32) Sweden, (33) Switzerland, (34) Taiwan, (35) Thailand, (36) Turkey, and (37) the United Kingdom.

The Fund’s strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Adviser’s Investment Committee analyzes these variables daily on an individual equity market basis. Where the Adviser’s Investment Committee finds the prospective risk-relative return of a given specific country-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the country-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide higher returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Adviser utilizes its proprietary tactical asset allocation  model to determine a portfolio allocation to equities (country-representative ETFs), fixed income, or alternative asset classes under specific investment parameters, according to market indicators provided by the Adviser’s proprietary investment process.  The strategy uses a proprietary quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets. The framework incorporates variables that the Adviser believes have predictive capabilities in regard to equity performance. Each country is examined individually as the Adviser analyzes these variables on an individual equity-market basis.

To determine fit for potential investment, the Adviser reviews the assets within the ETF, in addition to the normal dollar volume liquidity of the ETF itself, in the context of: (1) the size of the market and the liquidity of the underlying asset class the ETF represents; (2) the likely size of the position the Fund intends to establish; and (3) the sophistication of the ETF provider.

The Fund’s equity exposures within the country-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

Statutory Prospectus - Sector Fund:

The Fund utilizes a fund of funds structure, investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio among ETFs that represent the sector (or sub-sector) equity markets listed below as well as direct or indirect investment in income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility-linked securities). Under normal market conditions, the Adviser does not anticipate investing generally more than 35% of its assets in any single sector and may be invested in any number of sectors or sub-sectors, .  The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place, for example, the return volatility of the S&P 500 Index.  For temporary defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes, at which point the Fund may not achieve its investment objective.

The Fund’s strategy is based on a proprietary tactical asset allocation model that invests in U.S. sector equity markets based on the specific risk/reward characteristics of individual sector and sub-sector (as defined by Global Industry Classification Structure (GICS) and/or other similar industry-standard classification systems) individual equity market by investing in representative equity-only exchange-traded funds (“ETFs”)(the “Sector Allocation Portfolio”). The sectors include, but are not limited to: (1) Consumer Discretionary; (2) Consumer Staples; (3) Energy; (4) Financials; (5) Health Care; (6) Industrials; (7) Information Technology; (8) Materials; (9) Telecom Services; and (10) Utilities.

The Fund’s strategy is based on an approach that seeks to balance the trade-off between return generation and risk control. The process incorporates variables that the Adviser believes have predictive capabilities with respect to equity performance. The Adviser’s Investment Committee analyzes these variables daily on an individual equity market basis. Where the Adviser’s Investment Committee finds the prospective risk-relative return of a given specific sector-representative equity exposure to be superior to that of fixed income or an alternative asset class, an allocation is made to the sector-representative ETF.  If inferior, the allocation is made to fixed income or alternative asset classes. This strategy seeks to provide higher returns relative to the Barclays Capital U.S. Aggregate Bond Index over periods of three years and longer, with risk levels commensurate with the level of performance, using diversification, active management, style integrity, minimized security selection risk and cost efficiency.

The Adviser utilizes its proprietary tactical asset allocation model to determine a portfolio allocation to equities (sector-representative ETFs), fixed income, or alternative asset classes under specific investment parameters, according to market indicators provided by the Adviser’s proprietary investment process.  The strategy uses a proprietary quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets. The framework incorporates variables that the Adviser believes have predictive capabilities in regard to equity performance. Each sector is examined individually as the Adviser analyzes these variables on an individual equity-market basis.

To determine fit for potential investment, the Adviser reviews the assets within the ETF, in addition to the normal dollar volume liquidity of the ETF itself, in the context of: (1) the size of the market and the liquidity of the underlying asset class the ETF represents; (2) the likely size of the position we intend to establish; and (3) the sophistication of the ETF provider.

The Fund’s equity exposures within the sector-representative ETFs may include, but are not limited to common and preferred stocks of all market capitalizations, convertible securities and rights and warrants listed on U.S. markets or non-U.S. markets.  Within fixed income, exposures may include, but are not limited to, those of governments, government agencies, asset-backed securities, municipalities and companies across a wide range of industries and market capitalizations within the broader U.S. and international fixed income markets. Such fixed income securities may be of any maturity, duration or quality, including those that are rated below investment grade.

Additional Information About Principal Investment Strategies and Related Risks – Principal Risks

Comment 14. For each Portfolio, please consider adding risk disclosures for credit rating risk.

Response. Since the Fund may have exposure to any fixed income securities, regardless of quality, credit rating risk is not considered a material risk to the Fund.   We have revised the disclosure in the Statutory Prospectus for each Fund to include Credit Risk, however.  The revised disclosure is as follows:

Credit Risk: There is a risk that issuers of debt instruments, including those held by ETFs, will not make interest and/or principal payments on their securities.  In addition, the credit quality of securities may be lowered if an issuer's financial condition changes.  Lower credit quality will lead to greater volatility in the price of a security and in shares of the Fund.  Lower credit quality also will affect liquidity and make it difficult for the Fund or an ETF to sell the security.  This means that, compared to issuers of higher-rated securities, issuers of lower rated securities are less likely to have the capacity to pay interest and repay principal when due in the event of adverse business, financial or economic conditions and/or may be in default or not current in the payment of interest or principal.  Default, or the market's perception that an issuer is likely to default, tends to reduce the value and liquidity of securities held by the Fund , directly or through an ETF, thereby reducing the value of your investment in Fund shares.  In addition, default may cause the Fund or an ETF to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call John Domaschko at (513) 352-6559 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ John Domaschko

John Domaschko

Appendix: Blacklined Sections:

Summary Section – Innealta Capital Country Rotation Portfolio

…

Principal Investment Strategies.  The Fund utilizes a fund of funds structure, investing primarily in exchange-traded funds (“ETFs”).  Using a proprietary model, the Fund allocates its portfolio among ETFs that represent the non-U.S. country equity markets listed below as well as direct or indirect investment in income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility-linked securities ). Under normal market conditions, the Adviser does not anticipate investing more than 25% of its assets in any single country equity market and may be invested in any number of country equity markets ..   The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place, for example, the return volatility of the S&P 500 Index ..  For temporary defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes, at which point the Fund may not achieve its investment objective.

…

Principal Risks.  Remember that in addition to possibly not achieving your investment goals, you could lose money by investing in the Fund.  The Fund is not intended to be a complete investment program.  The principal risks of investing in the Fund are:

…

•

  Issuers of debt instruments, including those held by ETFs, might not make payments on debt securities, resulting in losses.  Credit quality of securities may be lowered if an issuer's financial condition changes, also resulting in losses.

…

Summary Section – Innealta Capital Sector Rotation Portfolio

…

Principal Investment Strategies.  The Fund utilizes a fund of funds structure , investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio among ETFs that represent the sector (or sub-sector) equity markets listed below as well as direct or indirect investment in income and alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility-linked securities ). Under normal market conditions, the Adviser does not anticipate investing generally more than 35% in any single sector or sub-sector equity market and may be invested in any number of sector and sub-sector equity markets ..   The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place, for example, the return volatility of the S&P 500 Index ..  For temporary defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes, at which point the Fund may not achieve its investment objective.

…

Principal Risks.  Remember that in addition to possibly not achieving your investment goals, you could lose money by investing in the Fund.  The Fund is not intended to be a complete investment program.  The principal risks of investing in the Fund are:

…

•

Credit Risk:  Issuers of debt instruments, including those held by ETFs, might not make payments on debt securities, resulting in losses.  Credit quality of securities may be lowered if an issuer's financial condition changes, also resulting in losses.

…

Additional Information About Principal Investment Strategies and Related Risks

General Information about the Portfolios and Adviser.

…

Principal Investment Strategies

Country Rotation Fund -- The Fund utilizes a fund of funds structure , investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio among ETFs that represent the non-U.S. country equity markets listed below as well as direct or indirect investment in income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility-linked securities ). Under normal market conditions, the Adviser does not anticipate investing more than 25% of its assets in any single country equity market and may be invested in any number of country equity markets ..   The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place, for example, the return volatility of the S&P 500 Index ..  For temporary defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes, at which point the Fund may not achieve its investment objective.

…

Sector Rotation Fund -- The Fund utilizes a fund of funds structure , investing primarily in ETFs.  Using a proprietary model, the Fund allocates its portfolio among ETFs that represent the sector (or sub-sector) equity markets listed below as well as direct or indirect investment in income or alternative asset classes (such as, but not limited to, commodities, real estate, currencies and volatility-linked securities ). Under normal market conditions, the Adviser does not anticipate investing generally more than 35% of its assets in any single sector and may be invested in any number of sectors or sub-sectors, ..   The Fund may also invest in leveraged ETFs (to amplify returns on ETFs that the Adviser believes are particularly likely to produce positive returns) and inverse and inverse leveraged ETFs (for hedging and risk reduction), as well as ETFs that represent derivatives based on one or more of the aforementioned asset classes.  Further, the Fund may invest in ETFs that track volatility in the market place, for example, the return volatility of the S&P 500 Index ..  For temporary defensive purposes, the Fund may be invested up to 100% in fixed income or alternative asset classes, at which point the Fund may not achieve its investment objective.

…

Principal Risks of Investing in the Portfolios

…

Credit Risk: There is a risk that issuers of debt instruments, including those held by ETFs, will not make interest and/or principal payments on their securities.  In addition, the credit quality of securities may be lowered if an issuer's financial condition changes.  Lower credit quality will lead to greater volatility in the price of a security and in shares of the Fund.  Lower credit quality also will affect liquidity and make it difficult for the Fund or an ETF to sell the security.  This means that, compared to issuers of higher-rated securities, issuers of lower rated securities are less likely to have the capacity to pay interest and repay principal when due in the event of adverse business, financial or economic conditions and/or may be in default or not current in the payment of interest or principal.  Default, or the market's perception that an issuer is likely to default, tends to reduce the value and liquidity of securities held by the Fund , directly or through an ETF, thereby reducing the value of your investment in Fund shares.  In addition, default may cause the Fund or an ETF to incur expenses in seeking recovery of principal or interest on its portfolio holdings.